Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT

WESTBURY BANCORP, INC.
West Bend, Wisconsin

PROPOSED HOLDING COMPANY FOR:
WESTBURY BANK
West Bend, Wisconsin

Dated As Of:
November 23, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia  22201

November 23, 2012

Board of Directors

WBSB Bancorp, MHC

WBSB Bancorp, Inc.

Westbury Bank

200 South Main Street

West Bend, Wisconsin 53095

Members of the Board of Directors:

At your request, we have completed and hereby provide an updated independent appraisal (the “Update”) of the estimated pro forma market value of the common stock to be issued in connection with the mutual-to-stock conversion transaction described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller Currency (“OCC”), and applicable interpretations thereof.  Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”) and the Federal Deposit Insurance Corporation (“FDIC”) in the absence of separate written valuation guidelines.  Our original appraisal report, dated August 17, 2012 (the “Original Appraisal”) is incorporated herein by reference.  As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On August 5, 2012, the Board of Directors of WBSB Bancorp, MHC (the “MHC”), a mutual holding company that owns all of the outstanding shares of common stock of WBSB Bancorp, Inc. (the “Corporation”), adopted the plan of conversion and reorganization, whereby the MHC will convert to stock form.  As a result of the conversion, the Corporation, which currently owns all of the issued and outstanding common stock of Westbury Bank, will be succeeded by a Maryland corporation with the name of Westbury Bancorp, Inc. (“Westbury” or the “Company”).  Following the conversion, the MHC will no longer exist.  For purposes of this document, the existing consolidated entity will hereinafter be referred to as Westbury or the Company.

Westbury will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Westbury Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions.  To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

syndicated community offering.  A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of Westbury Bank and the balance of the net proceeds will be retained by the Company and utilized to retire $1.254 million of outstanding debt of the Corporation.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP, and reinvestment of the proceeds that are retained by the Company.  In the future, Westbury may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends, or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

The plan of conversion provides for the Company to contribute common stock and cash to the Westbury Bank Charitable Foundation, a charitable foundation to be established as part of the conversion and stock offering (the “Foundation”).  The Foundation will be funded with a total contribution value of $1,000,000, with a variable cash and stock component.  In this regard, the stock component will be equal to 1% of the stock sold in the Conversion with the balance of the Foundation contribution in the form of cash.  The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which the Company operates and to enable the communities the Bank and Company serve to share in their long term growth.  The Foundation will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in ways that are not presently available to the Bank.

The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock.  Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.  RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.  RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

This updated appraisal reflects the following noteworthy items:  (1) a review of recent developments in Westbury’s financial condition, including financial data through September 30, 2012 as compared to June 30, 2012 as contained in the Original Appraisal; (2) an updated comparison of Westbury’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal incorporating stock prices as of November 23, 2012.

Discussion of Relevant Considerations

1.              Financial Results

Table 1 presents summary balance sheet and income statement data through September 30, 2012, as well as comparable data for the period ending June 30, 2012, as set forth in the Original Appraisal.  The Company’s financial condition and operating results reflected moderate change relative to the June 30, 2012 financial data utilized in the Original Appraisal, which will be discussed more fully below.

Balance Sheet Trends

Growth Trends

The Company’s total assets decreased over the quarter ended September 30, 2012, by $20.0 million or 3.7%, reflecting the Company’s continuing efforts to shrink assets in order to preserve its capital position, limit growth, and focus on resolving problem assets with the objective of minimizing the Company’s credit risk exposure.

Asset shrinkage was the result of reductions in the portfolio of cash and cash equivalents which decreased by $11.9 million and net loans receivable which decreased by $7.0 million, which was partially offset by an increase in the available for sale investment securities portfolio which increased by $1.3 million.

Deposit balances also reflect a decline over the quarter, decreasing by $22.5 million, or 4.6%, to equal $466.8 million, while notes payable remained unchanged.  The shrinkage is reflective of the limited need for funds in the current operating environment.  Equity increased by $131,000 (0.3% growth) to equal $46.9 million, or 8.9% of assets.  The modest increase in equity was primarily attributable to an increase in accumulated comprehensive income of $135,000, which was slightly offset by a net loss of $4,000 reported over the three months ended September 30, 2012.

Loan Receivable

Loans receivable decreased from $382.9 million, as of June 30, 2012, to $375.9 million, as of September 30, 2012, reflecting a 1.8% reduction.  The proportion of loans to total assets increased from 70.1% as of June 30, 2012 to 71.4% of assets as of September 30, 2012, as asset shrinkage outpaced the reduction in the loan balances.  The balance of loans held for sale remained substantially unchanged over the quarter.

The decrease in total loans reflects both management’s decision to manage loan growth in order to improve capital ratios and reduce expenses while also reflecting the impact of limited loan demand in the Company’s market.  Reflecting the Company’s recent emphasis on commercial lending, the balance of commercial mortgage and commercial business loans have increased over the quarter, which was offset by the loan portfolio shrinkage in the residential, construction/land, multifamily, and consumer loan portfolios.  Shrinkage in the residential loan portfolio has also resulted, in part, from the Company’s mortgage banking activities.

Table 1

Westbury Bancorp, Inc.

Recent Financial Data

	At June 30, 2012		At September 30, 2012
		% of		% of
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$546,436	100.00%	$526,466	100.00%
Cash and Cash Equivalents	45,054	8.25%	33,141	6.29%
Investment Securities (AFS)	63,195	11.56%	64,532	12.26%
FHLB Stock	3,091	0.57%	2,670	0.51%
Loans Receivable, net	382,923	70.08%	375,899	71.40%
Loans Held for Sale	3,020	0.55%	3,022	0.57%
Deposits	489,235	89.53%	466,758	88.66%
Notes Payable	1,254	0.23%	1,254	0.24%
Stockholders’ Equity	46,733	8.55%	46,864	8.90%

	12 Months Ended		12 Months Ended
	June 30, 2012		September 30, 2012
		% of Avg.		% of Avg.
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$22,706	3.81%	$22,048	3.76%
Interest Expense	(4,075)	-0.68%	(3,398)	-0.58%
Net Interest Income	$18,631	3.13%	$18,650	3.18%
Provision for Loan Losses	(7,683)	-1.29%	(6,172)	-1.05%
Net Interest Income after Provisions	$10,948	1.84%	$12,478	2.13%

Other Operating Income	5,780	0.97%	5,683	0.97%
Net Gain(Loss) on Sale of Loans	1,672	0.28%	2,120	0.36%
Insurance and Securities Sales Commisions	880	0.15%	924	0.16%
Rental Income from Real Estate Operations	1,023	0.17%	924	0.16%
Operating Expense	(28,679)	-4.81%	(26,428)	-4.51%
Net Operating Income	(8,376)	-1.41%	(4,299)	-0.73%

Net Non-Operating Income	1,637	0.27%	600	0.10%

Net Income Before Tax	(6,739)	-1.13%	(3,699)	-0.63%
Income Taxes	342	0.06%	(3)	0.00%
Net Income (Loss)	$(6,397)	-1.07%	$(3,702)	-0.63%

Core Net Income (Loss)	$(7,392)	-1.24%	$(4,067)	-0.69%

Source:  Westbury Bancorp’s Prospectus and RP Financial calculations.

Cash, Investments and Mortgage-Backed Securities

Cash and cash equivalents decreased by $11.9 million (26.4% decline), to equal $33.1 million as of September 30, 2012, while the balance of available for sale investments and FHLB stock also decreased by $0.9 million (1.4% decline), to equal $67.2 million or 12.8% of total assets as of September 30, 2012.  The decrease was the result of management’s decision to manage the balance sheet in order to improve capital ratios and reduce expenses.

Funding Structure

Deposit balances decreased by $22.5 million or 4.6% over the three months ended September 30, 2012, to equal $466.8 million, or 88.7% of total assets.  Deposit shrinkage was attributable to a decrease in all deposit accounts.  Again, the decreases resulted primarily from management’s efforts to reduce the balance sheet in order to improve capital ratios and reduce expenses, as well as the recent closing of the Hales Corners office which was completed in July 2012.

Notes payable did not change over the quarter and totaled $1.3 million, or 0.2% of assets as of September 30, 2012.

Equity

The Company’s stockholders’ equity increased by $131,000 over the three months ended September 30, 2012, and equaled $46.9 million or 8.9% of total assets.  Growth in the capital balance was the result of an increase in accumulated comprehensive income of $135,000, which was slightly offset by a net loss of $4,000 reported over the three months ended September 30, 2012.

At September 30, 2012, the Bank’s Tier 1 capital equaled $39.3 million, or 7.68% of adjusted total assets, which is above the level of 5.00%, the statutorily defined minimum level to be well-capitalized, but below the internally targeted levels of the Bank.  The significant disparity between the Company’s reported GAAP capital balance ($46.9 million) and the Tier 1 capital level is primarily attributable to three elements, including unrealized gains on securities ($1.2 million), disallowed deferred tax assets ($3.4 million), and non-permissible real estate investments ($3.3 million).  Additionally, the Company has approximately $1.3 million of borrowed funds, which have been infused into the Bank as capital.  The Company expects to repay these borrowed funds out of the net conversion offering proceeds.

Asset Quality

The Company’s asset quality improved modestly over the quarter, as non-performing assets (“NPAs”) including performing troubled debt restructurings (“TDRs”) diminished by $3.4 million from $22.7 million as of June 30, 2012 (4.16% of assets) to $19.3 million (3.66% of assets) as of September 30, 2012, but still remain at elevated levels.  The Company’s NPAs declined due to a reduction in non-performing loans and foreclosed assets, which was partially offset by an increase in performing TDRs.  Classified assets declined from $31.3 million to $26.8 million over the quarter ended September 30, 2012, but continues to remain at elevated levels relative to the longer term historical averages.

Income and Expense Trends

The Company’s losses on a trailing twelve month basis diminished from a net loss of $6.4 million (1.07% of average assets) reported for the twelve months ended June 30, 2012, as reflected in our Original Appraisal, to a net loss of $3.7 million (0.63% of average assets) reported for the twelve months ended September 30, 2012.  While reporting operating losses on a trailing 12 month basis, Westbury reported a modest $4,000 loss for the quarter ended September 30, 2012, and earnings equal to $575,000 for the nine months ended September 30, 2012.  Details with respect to changes in the Company’s earnings are more fully explained below.

Net Interest Income

The Company’s net interest income modestly increased based on updated financial data, primarily due to a decrease in interest expense, which was partially offset by a decrease in interest income.  The Company’s level of net interest income equaled $18.7 million (3.18% of average assets) for the twelve months ended September 30, 2012, as compared to $18.6 million (3.13% of average assets) reported for the twelve months ended June 30, 2012.

Loan Loss Provisions

Provisions for loan losses decreased from $7.7 million, or 1.29% of average assets for the twelve months ended June 30, 2012, to $6.2 million, or 1.05% of average assets for the twelve months ended September 30, 2012.  The decline in loan loss provisions primarily reflects the decrease in NPAs over the quarter, as the Company has taken several successful steps to address the deterioration in asset quality and reduce non-performing assets through accelerated charge-offs, loan work out programs, and the employment of enhanced collection practices, as well as the improvement of its internal risk management processes.

Non-Interest Income

The Company has historically had relatively high levels of fee generating activities, and thus non-interest operating income has been a significant contributor to the overall earnings.  As noted in the Original Appraisal, the Company has generated non-interest income through deposit fee income, income from the Company’s real estate operations as well as commission income on insurance and securities and returns on the investment in BOLI, and from other financial services including debit card interchange income and safe deposit box rentals.  Non-interest income declined slightly for the most recent twelve months relative to the level reported in the Original Appraisal, totaling $7.5 million (1.29% of average assets) for the twelve months ended September 30, 2012.  The decline in non-interest income was primarily due to the decrease in rental income from the Company’s real estate operations and other operating income, which was partially offset by an increase in insurance and securities sales commissions.

Operating Expenses

The Company’s operating expenses have fluctuated in recent years due to cost cutting initiatives including the reduction of the number of branch offices and reducing the total number of employees, offset in part by the cost of branch closures, upgrades, and real estate operations expenses related to the resolution of other real estate owned (“OREO”).  Operating costs decreased moderately based on updated financial data and equaled $26.4 million, or 4.51% of average assets for the twelve months ended September 30, 2012, in relation to $28.7 million or 4.81% of average assets for the twelve months ended June 30, 2012.

Gains on the Sale of Loans

In addition to fee income generated through deposits, loan late charges, and other sources, the Company is actively engaged in secondary market loan sales.  It has been the Company’s practice to sell substantially all fixed rate residential loans with maturities in excess of 15 years into the secondary market.  Due to an increase in refinance activity, gains on sale of loans increased $448,000 and equaled $2.1 million for the twelve months ended September 30, 2012, or 0.36% of average assets.

Non-Operating Income/Expense

Net non-operating gains have partially mitigated the Company’s recent operating losses over the past several years and have typically had a fairly modest impact on the Company’s earnings, consisting of gains on the sale of investment of securities and gains on the sale of branches.  For the most recent twelve month period, non-operating gains amounted to $600,000 (0.10% of average assets), a decline from $1.6 million (0.27% of average assets) reported for the twelve months ended June 30, 2012.

Taxes

Notwithstanding the significant trailing twelve month operating losses, the Company reported only a slight tax benefit for both periods shown in Table 1.  The nominal tax benefits reflects the establishment of valuation allowances on deferred tax assets which limits the tax benefit for financial reporting purposes.  The Company expects to be in a non-taxable position for at least the near term future.  The Company recorded a modest tax benefit of $342,000 on a net pre-tax loss of $6.7 million for the twelve months ended June 30, 2012, which declined to a tax expense of $3,000 on a net pre-tax loss of $3.7 million for the twelve months ended September 30, 2012.

Efficiency Ratio

The Company’s efficiency ratio decreased based on updated financial data, equaling 93.4% for the twelve months ended September 30, 2012, versus 102.5% for the twelve months ended June 30, 2012.  On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering.  However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

2.     Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for the Company, the Peer Group identified in the Original Appraisal and all publicly-traded savings institutions.

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of September 30, 2012

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
		Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows.	Net	Tng Net
		Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.

Westbury Bancorp, Inc.
September 30, 2012		6.3%	12.8%	2.3%	72.0%	88.7%	0.2%	0.0%	8.9%	0.0%	8.9%	-11.83%	-24.81%	-6.99%	-14.35%	-73.95%	2.17%	2.17%	7.68%	7.68%	11.46%

All Public Companies
Averages		6.6%	21.2%	1.6%	66.1%	74.2%	10.9%	0.4%	13.1%	0.7%	12.3%	4.25%	4.70%	3.76%	3.88%	-5.49%	2.58%	2.24%	12.09%	11.98%	20.52%
Medians		5.4%	18.7%	1.8%	68.1%	74.9%	8.8%	0.0%	12.4%	0.0%	11.5%	0.99%	-1.39%	3.66%	1.35%	-6.51%	1.71%	1.73%	11.59%	11.55%	19.13%

State of WI
Averages		4.0%	19.7%	1.5%	70.3%	71.4%	15.6%	0.0%	10.7%	0.0%	10.7%	-2.51%	-6.98%	0.64%	-7.58%	27.50%	3.39%	3.63%	9.97%	9.97%	16.46%
Medians		3.9%	13.6%	2.3%	74.2%	77.3%	9.0%	0.0%	11.0%	0.0%	11.0%	-3.32%	-5.91%	-0.26%	-7.05%	36.40%	2.18%	2.74%	9.97%	9.97%	16.46%

Comparable Group
Averages		6.8%	19.2%	1.3%	68.5%	76.6%	9.8%	0.2%	12.1%	0.2%	11.8%	-5.90%	-10.52%	-3.97%	-6.39%	-3.19%	-0.39%	-0.15%	10.00%	10.00%	16.65%
Medians		6.3%	17.4%	0.9%	67.7%	77.9%	8.6%	0.0%	10.6%	0.0%	10.6%	-3.99%	-7.06%	-1.01%	-4.82%	-10.50%	0.92%	0.99%	9.93%	9.93%	15.85%

Comparable Group
BKMU	Bank Mutual Corp of WI	3.3%	32.0%	2.3%	56.8%	77.3%	8.5%	0.0%	11.1%	0.0%	11.1%	-0.60%	-5.91%	5.63%	-4.42%	37.63%	0.12%	0.27%	9.93%	9.93%	17.91%
CITZ	CFS Bancorp, Inc of Munster IN	9.7%	19.9%	3.3%	62.0%	85.0%	4.5%	0.0%	9.7%	0.0%	9.7%	-4.26%	-7.92%	-2.17%	-3.59%	-10.87%	-5.84%	-5.81%	8.85%	8.85%	13.82%
CZWI	Citizens Comm Bncorp Inc of WI(1)	3.9%	13.5%	0.0%	79.8%	80.0%	9.0%	0.0%	10.1%	0.1%	10.1%	-3.32%	-12.29%	-0.26%	-7.05%	36.40%	2.18%	2.74%	10.00%	10.00%	15.00%
FCLF	First Clover Leaf Fin Cp of IL	7.3%	14.9%	0.9%	70.5%	76.1%	8.4%	0.7%	14.3%	2.2%	12.1%	-3.71%	-18.73%	1.66%	-3.43%	-10.13%	-0.33%	0.03%	11.59%	11.59%	19.63%
FFNM	First Fed of N. Michigan of MI	1.5%	27.1%	0.7%	64.9%	73.8%	13.6%	0.0%	11.8%	0.1%	11.7%	-3.09%	-3.93%	-1.76%	3.84%	-31.05%	2.88%	3.84%	10.36%	10.36%	17.40%
HMNF	HMN Financial, Inc. of MN	11.9%	9.8%	0.0%	74.4%	78.5%	10.9%	0.0%	9.3%	0.0%	9.3%	-21.34%	-25.37%	-19.39%	-25.26%	0.00%	-8.16%	-8.16%	9.55%	9.55%	14.61%
HFBC	HopFed Bancorp, Inc. of KY	5.8%	35.4%	0.9%	54.4%	77.2%	8.7%	1.0%	12.4%	0.0%	12.3%	-5.73%	-6.19%	-4.54%	-5.21%	-20.82%	6.45%	6.70%	12.33%	12.33%	22.31%
PVFC	PVF Capital Corp. of Solon OH	14.7%	6.6%	3.0%	72.3%	82.9%	4.6%	0.0%	9.3%	0.0%	9.3%	-0.11%	-3.06%	1.38%	-0.37%	-0.30%	3.20%	3.20%	9.16%	9.16%	13.34%
UCFC	United Community Fin. of OH	3.1%	31.6%	1.6%	60.6%	81.4%	7.7%	0.0%	9.4%	0.0%	9.4%	-11.59%	29.20%	-24.83%	-11.69%	-21.43%	-6.08%	-6.03%	8.27%	8.27%	15.85%
WBKC	Wolverine Bancorp, Inc. of MI	6.8%	1.6%	0.0%	89.3%	53.6%	21.8%	0.0%	23.1%	0.0%	23.1%	-5.25%	-51.02%	4.59%	-6.75%	-11.36%	1.71%	1.71%	NA	NA	NA

(1)  Financial information is for the quarter ending June 30, 2012.

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended September 30, 2012

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
						Loss	NII				Total								MEMO:	MEMO:
		Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
		Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate

Westbury Bancorp, Inc.
September 30, 2012		-0.63%	3.76%	0.58%	3.18%	1.05%	2.13%	0.00%	0.16%	1.49%	1.65%	4.51%	0.00%	0.10%	0.00%	4.55%	0.78%	3.77%	$3,375	0.08%

All Public Companies
Averages		0.45%	4.08%	0.98%	3.10%	0.45%	2.65%	0.03%	-0.07%	0.71%	0.68%	2.95%	0.03%	0.34%	0.00%	4.36%	1.15%	3.21%	$5,751	29.95%
Medians		0.52%	4.08%	0.93%	3.09%	0.29%	2.74%	0.00%	-0.03%	0.57%	0.54%	2.86%	0.00%	0.09%	0.00%	4.34%	1.08%	3.18%	$4,989	30.40%

State of WI
Averages		0.32%	4.24%	1.32%	2.92%	0.61%	2.31%	-0.01%	-0.30%	1.10%	0.78%	4.24%	0.02%	1.56%	0.00%	4.51%	1.50%	3.01%	$3,147	27.09%
Medians		0.23%	4.27%	1.30%	2.53%	0.76%	2.22%	0.00%	-0.25%	1.21%	0.86%	3.23%	0.02%	0.50%	0.00%	4.62%	1.46%	2.63%	$2,926	31.07%

Comparable Group
Averages		0.00%	4.21%	1.05%	3.15%	0.90%	2.25%	0.00%	-0.18%	0.88%	0.70%	3.40%	0.03%	0.47%	0.00%	4.45%	1.22%	3.23%	$3,873	24.69%
Medians		0.18%	4.16%	1.01%	3.12%	0.85%	2.24%	0.00%	-0.16%	0.80%	0.72%	3.37%	0.02%	0.33%	0.00%	4.37%	1.14%	3.26%	$3,663	23.97%

Comparable Group
BKMU	Bank Mutual Corp of WI	0.23%	3.30%	0.92%	2.38%	0.16%	2.22%	-0.09%	-0.25%	1.21%	0.86%	3.23%	0.02%	0.50%	0.00%	3.59%	1.07%	2.53%	$3,633	31.07%
CITZ	CFS Bancorp, Inc of Munster IN	-0.83%	3.67%	0.56%	3.11%	1.39%	1.72%	0.03%	-0.24%	1.22%	1.00%	3.53%	0.00%	0.15%	0.00%	4.01%	0.63%	3.39%	$3,692	NM
CZWI	Citizens Comm Bncorp Inc of WI(1)	0.03%	5.15%	1.30%	3.85%	0.89%	2.96%	0.05%	0.00%	0.41%	0.46%	3.23%	0.05%	-0.08%	0.00%	5.32%	1.46%	3.86%	$2,883	39.18%
FCLF	First Clover Leaf Fin Cp of IL	0.39%	4.00%	0.88%	3.12%	0.87%	2.26%	-0.01%	-0.17%	0.52%	0.34%	2.36%	0.05%	0.27%	0.00%	4.31%	1.02%	3.29%	$6,347	16.86%
FFNM	First Fed of N. Michigan of MI	0.32%	4.41%	0.83%	3.58%	0.69%	2.90%	0.04%	-0.03%	0.84%	0.84%	3.99%	0.10%	0.26%	0.00%	4.74%	0.94%	3.79%	$2,590	NM
HMNF	HMN Financial, Inc. of MN	-0.52%	4.55%	1.10%	3.45%	1.40%	2.05%	0.00%	-0.32%	1.39%	1.07%	4.07%	0.00%	0.36%	0.00%	4.74%	1.21%	3.53%	$3,353	NM
HFBC	HopFed Bancorp, Inc. of KY	0.51%	4.10%	1.52%	2.57%	0.22%	2.35%	0.00%	-0.05%	0.75%	0.71%	2.75%	0.02%	0.29%	0.00%	4.29%	1.74%	2.55%	$3,747	12.54%
PVFC	PVF Capital Corp. of Solon OH	0.13%	3.78%	0.92%	2.86%	0.83%	2.03%	0.00%	-0.64%	1.27%	0.63%	4.27%	0.00%	1.71%	0.00%	4.05%	1.05%	3.00%	$4,234	NM
UCFC	United Community Fin. of OH	-0.76%	4.21%	1.11%	3.10%	2.00%	1.10%	0.01%	0.00%	0.72%	0.73%	3.50%	0.01%	0.66%	0.00%	4.42%	1.24%	3.18%	$3,514	14.06%
WBKC	Wolverine Bancorp, Inc. of MI	0.49%	4.88%	1.38%	3.50%	0.59%	2.90%	0.00%	-0.14%	0.46%	0.32%	3.08%	0.00%	0.61%	0.00%	5.02%	1.80%	3.22%	$4,738	34.41%

(1)  Financial information is for the 12 months ended June 30, 2012.

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2).  Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a modestly higher concentration of loans (72.0% of assets for the Company versus 68.5% for the Peer Group on average) and a lower level of cash, MBS and investments (19.1% for the Company versus 26.0% for the Peer Group).  The Company’s funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group as well.

The Company’s net worth ratio of 8.9% of assets remained below the Peer Group average ratio of 12.1%.  Tangible equity-to-assets ratios for the Company and the Peer Group average equaled 8.9% and 11.8% (10.6% based on the median).  On a pro forma basis, Westbury’s reported and tangible equity ratios will exceed the Peer Group’s average ratios based on current market conditions and the estimated offering range.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent nine month period, annualized, for the Company and the most recent twelve month period available for the Peer Group.  Westbury posted an 11.8% decrease in assets, while the Peer Group reported 5.9% average asset shrinkage, respectively.  Asset shrinkage for the Company continued to be realized through decreases of both the loan and cash and investments portfolios.  The Company’s cash and investment portfolio declined by 24.8%, while the loan portfolio decreased by 7.0%.  Comparatively, the Peer Group’s cash and investment portfolio decreased by 10.5%, whereas loans declined 4.0%, based on the Peer Group averages.

Equity increased by 2.2% for the Company for the most recent nine month period, annualized, and remained above the Peer Group average decline of 0.4%.  As discussed in the Original Appraisal, the Company’s post-conversion capital growth rate will initially be constrained by maintenance of a relatively high pro forma capital position.

Income and Expense Trends

Overall, the relationships between the components of the Company’s earnings and the Peer Group’s earnings did not change significantly since the date of the Original Appraisal.  Westbury reported a net loss of 0.63% of average assets and the Peer Group reported average earnings at breakeven (median of 0.18%), respectively, based on updated financial data.  As discussed in the Original Appraisal, the Company’s operating loss was primarily attributable to a higher ratio for loan loss provisions and higher operating expenses, which were only partially offset by a higher ratio of net interest income and higher non-interest income, in comparison to the Peer Group.

The Company’s operating results continued to reflect a lower level of interest income to average assets, while the ratio of interest expense to average assets was also lower, such that the ratio of net interest income to average assets of 3.18% remained comparable to the Peer Group average of 3.15%.

Sources of non-interest operating income continued to provide a higher contribution to the Company’s earnings, with such income amounting to 1.65% for the Company and 0.70% of the Peer Group, respectively.  The Company’s strong non-interest operating income is supported by the large base of checking accounts, rental income from the Company’s real estate operations, as well as commission income on insurance and securities and BOLI income among other factors.

The Company’s operating expense ratio remains at a disadvantage in comparison to the Peer Group, based on operating expense ratios of 4.51% and 3.40%, respectively.  Importantly, while the Company has sought to reduce its core expense levels through branch closures and other overhead reductions, expenses have been incurred by the cost of branch closures (i.e., chargeoff of fixed assets), as well as the cost of upgrading various aspects of Westbury’s operations to meet regulatory requirements.  Additionally, real estate operations expenses primarily related to the resolution of OREO properties has represented a significant cost in recent periods, but should diminish as Westbury reduces its classified assets to targeted levels.

The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) decreased to 93.4% and thus, remains less favorable to the Peer Group’s ratio of 88.3%.  On a post-Offering basis, the efficiency ratio may improve from the benefit of reinvesting the proceeds from the Offering.

Loan loss provisions for the Company equaled 1.05%, which continued to fall above the Peer Group average, equal to 0.90% of average assets.  As stated in the Original Appraisal, the high level of loan provisions established by the Company and the Peer Group was supported by the high levels of NPAs for both the Company and the Peer Group.

Net non-operating income totaled 0.10% for Westbury, which is below the Peer Group average and median of 0.47% and 0.33%, whereas in the Original Appraisal the Company was more comparable to the Peer Group.  The Company’s non-operating income consisted of gains on the sale of securities and branches.

Notwithstanding the significant trailing twelve month operating loss, the Company reported a modest tax expense over the twelve months ended September 30, 2012, as compared to a tax benefit reported for the twelve months ended June 30, 2012.  The nominal tax benefit reported in the Original Appraisal reflects the establishment of valuation allowances on deferred tax assets which limits the tax benefit for financial reporting purposes.  The majority of the Peer Group companies appear to still be fully taxable with six companies reporting positive effective tax rates with the average rate equal to 24.69%.

3.              Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market has been mixed.  Low inflation reflected in the July core consumer price index and an early-August survey showing an increase in consumer confidence contributed to a mild stock market rally in mid-August.  New signs of weakness in the global economy pushed stocks lower heading into the second half of August, which was followed by a rally on growing expectations that the Federal Reserve would take further action to stimulate the economy.  Escalating fears about Europe’s economy push the DJIA to a four week low in late-August, which was followed by a one-day rally sparked by comments made by the Federal Reserve Chairman indicating that the Federal Reserve was prepared to further stimulate the economy if necessary.  News that the European Central Bank planned to make unlimited purchases of euro member government bonds helped stocks to rally to multi-year highs in early-September, with the DJIA closing at its highest level in four years.  Investors turned cautious following the disappointing job growth reflected in the August employment report, as the broader stock market traded in a narrow range going into mid-September.  Stocks rallied following the Federal Reserve’s mid-September announcement that it was launching an aggressive program to spur the economy through open-ended commitments to buy mortgage-backed securities, with the DJIA posting its highest close since December 2007.  Following the rally, stocks traded in a narrow range and then dipped in late-September on renewed concerns over financial bailouts in the euro zone.  Varied reports on euro zone debt issues provided for a trendless market to close out the third quarter of 2012.

At the start of the fourth quarter, stocks traded up on some better-than-expected economic data including reports that manufacturing activity in September expanded for the first time since May, service sector activity expanded at a higher rate in September and the September unemployment rate dropped below 8.0% to a 44-month low of 7.8%.  Stocks reversed course heading into mid-October amid concerns about a slowing global economy and a disappointing start to the third quarter earnings season.  Favorable readings for September retail sales and residential home construction contributed to a four day upturn in the broader stock market in mid-October, which was followed by a sell-off heading into late-October.  Disappointing third quarter earnings reports posted by some blue chip stocks was noted as the primary factor driving the downturn.  Some favorable readings on manufacturing activity and consumer confidence boosted stocks at the start of November, which was followed by a one-day sell-off despite the October employment report showing better-than-expected job growth.  The broader market sell-off accelerated following the Presidential election, as investors began to focus on the looming “fiscal cliff” and more flare-ups in Europe’s debt crisis.  The NASDAQ moved into correction territory in mid-November, closing down more than 10% from mid-September highs.  On November 23, 2012, the DJIA closed at 13009.68 or 2.00% lower since the date of the Original Appraisal and the NASDAQ closed at 2966.85 or 3.57% lower since the date of the Original Appraisal.

Thrift stocks traded unevenly as well since the date of the Original Appraisal, but in general outperformed the broader stock market.  Thrift stocks edged higher in mid-August, as the July consumer price index indicated that inflation remained in check.  Mixed economic data and positive comments from the Federal Reserve concerning further steps to bolster the economy translated into a narrow trading range for the thrift sector heading in to late-August.  M&T Bank Corp.’s announced acquisition of Hudson Bancorp boosted thrift stocks in late-August, which was followed by a narrow trading range to closeout August.  Thrift stocks posted healthy gains in the first week of September, as financial stocks were bolstered by the European Central Bank’s unlimited bond purchase initiative and increased expectations of further stimulus action by the Federal Reserve following the weak jobs report for August.  Financial stocks led the broader stock market higher in mid-September, as investors had a favorable reaction to the Federal Reserve’s announcement of a third round of quantitative easing.  Following the upturn, thrift stocks stabilized to close out the third quarter.

Some of the September economic data showed indications of an improving economy helped to boost thrift stocks at the start of the fourth quarter of 2012.  Thrift stocks stabilized going into mid-October, and then experienced a sell-off as J.P. Morgan’s and Well Fargo’s third quarter earnings reports raised concerns of accelerating net interest margin contraction being experienced by financial institutions in general.  An increase in residential home construction during September contributed to gains in the thrift sector in mid-October, which was followed by a slight pullback in the sector as investors reacted to mixed economic reports for third quarter GDP growth and pending sales of existing homes.  Some favorable economic data boosted thrift stocks at the close of October and the start of November, which was followed by a decline with the release of the October employment report.  Thrift stocks participated in the broader market sell-off following the Presidential election, as investors turned their attention to the “fiscal cliff” and the possibility that it could trigger a recession in the first half 2013.  On November 23,

2012, the SNL Index for all publicly-traded thrifts closed at 544.17, an increase of 2.85% since August 17, 2012.

Relative to the SNL Index, the updated pricing measures for the Peer Group were relatively higher as compared to the Original Appraisal and showed more significant increases relative to the SNL Index for all publicly-traded thrifts.  The book value based pricing measures increased in a range of 4% to 5% since the date of the Original Appraisal while the average Price/Assets ratio and market capitalization of the Peer Group increased by 8.5% and 2.5%, respectively.  The change in the earnings based pricing measures was not meaningful as only five Peer Group companies reported meaningful earnings multiples on a reported basis while two reported meaningful multiples on a core basis.

Comparatively, the updated pricing measures for all publicly-traded thrifts were mixed since the date of the Original Appraisal, showing slight declines on a book and tangible book basis and higher declines on an earnings basis.

In general, the more significant increases in the Peer Group’s updated pricing measures, as compared to the increase in the market cap weighted SNL index and the updated pricing measures for all publicly-traded thrifts, implies that the smaller market cap thrift stocks comprising the Peer Group outperformed the larger market cap thrift stocks since the date of the Original Appraisal.

A comparative pricing analysis of all publicly-traded thrifts, the Peer Group, and the SNL Thrift Index is shown in Table 4 below, based on market prices as of August 17, 2012 and November 23, 2012.  Exhibit 1 provides pricing and financial data on all publicly-traded thrifts as of November 23, 2012.

Table 4

Westbury Bancorp, Inc.

Peer Group and Industry Average Pricing Characteristics

	At Aug. 17,	At Nov. 23,	%
	2012	2012	Change
Peer Group
Price/Earnings (x)	25.40x	23.48x	(7.6)%
Price/Core Earnings (x)	22.44x	33.34x	NM
Price/Book (%)	57.10%	59.85%	4.8
Price/Tangible Book (%)	58.33%	60.98%	4.5
Price/Assets (%)	6.50%	7.05%	8.5
Avg. Mkt. Capitalization ($Mil)	$61.18	$62.71	2.5

All Publicly-Traded Thrifts
Price/Earnings (x)	19.59x	17.43x	(11.0)%
Price/Core Earnings (x)	20.40x	20.87x	2.3
Price/Book (%)	87.04%	86.18%	(1.0)
Price/Tangible Book (%)	93.33%	92.30%	(1.1)
Price/Assets (%)	10.71%	11.04%	3.1
Avg. Mkt. Capitalization ($Mil)	$322.15	$287.41	(10.8)

Other
SNL Thrift Index	529.08	544.17	2.9%

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, three standard conversions and three second-step conversions have been completed during the past three months.  The three standard conversion offerings are considered to be more relevant for our analysis.  The two most recent offerings were completed on November 20, 2012 (Meetinghouse Bancorp of MA) and October 10, 2012 (Hamilton Bancorp of MD) and were oversubscribed, closing at the supermaximum of their respective offering ranges.  Madison County Financial of NE was completed on October 4, 2012 and closed between the minimum and the midpoint of its offering range.  These three offerings closed at an average pro forma price/tangible book ratio of 59.4% and closed at an average of 24.8% above the offering price after one week of trading.  Importantly, this average was skewed upward based on Madison County Financial’s increase of 45.5% above the offering price after one week of trading; therefore, we found the median of 16.5% more meaningful, also considering that Meetinghouse Bancorp has been trading less than a week as of November 23, 2012.

Importantly, there are some key differences between the Company and these recent conversions.  Based on the averages, the three companies had assets relatively smaller than that of the Company (average of $208 million), better asset quality (average NPAs/Assets of 1.05%), and reported more favorable measures of core profitability (average core ROAA and core ROAE of 0.4% and 1.9%).  More importantly is the consideration of Westbury’s history of operating losses in comparison to the earnings reported by the newly-converted companies, as well as weaker asset quality, and the presence of Westbury’s regulatory agreement.  The regulatory agreement places Westbury under more significant regulatory scrutiny and limits its operating flexibility.  For example, Westbury is currently precluded from paying a dividend under the terms of the MOU unless prior approval is received from the OCC and the FRB and these restrictions are expected to remain in place following the completion of the Conversion.  Similar restrictions were not in place for the recently converted companies.

We believe that the various positive factors of these newly-converted companies as referenced above in comparison to Westbury (i.e., more favorable pre-conversion asset quality and earnings) suggest that they should be at a premium relative to the Company’s pro forma conversion pricing ratios.

Shown in Table 6 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange, which includes the three second step conversions, which typically trade at a higher level than recent standard conversion offerings.  The current average P/TB ratio of the fully-converted recent conversions equaled 71.98%, based on closing stock prices as of November 23, 2012.

Table 5

Pricing Characteristics and After-Market Trends

Recent Conversions Completed in Last Three Months

			Pre-Conversion Data								Contribution to		Insider Purchases
Institutional Information			Financial Info.		Asset Quality		Offering Information				Char. Found.		% Off Incl. Fdn.+Merger Shares
							Excluding Foundation					% of	Benefit Plans				Initial
	Conversion			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		Public Off.		Recog.	Stk	Mgmt.&	Div.
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offer	Mid.	Proc.	Form	Excl. Fdn.	ESOP	Plans	Option	Dirs.	Yield
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(1)	(%)
Standard Conversions
Meetinghouse Bancorp, Inc. - MA*	11/20/12	MTGB-OTCBB	$73	7.19%	1.02%	137%	$6.6	100%	132%	13.2%	N.A.	N.A.	8.0%	4.0%	10.0%	15.7%	0.00%
Hamilton Bancorp, Inc. - MD*	10/10/12	HBK-NASDAQ	$316	11.22%	1.96%	42%	$37.0	100%	132%	3.2%	N.A.	N.A.	8.0%	4.0%	10.0%	4.3%	0.00%
Madison County Financial, Inc. - NE*	10/4/12	MCBK-NASDAQ	$233	13.78%	0.16%	1131%	$31.9	100%	89%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	11.9%	0.00%

		Averages - Standard Conversions:	$208	10.73%	1.05%	437%	$25.2	100%	118%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	10.6%	0.00%
		Medians - Standard Conversions:	$233	11.22%	1.02%	137%	$31.9	100%	132%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	11.9%	0.00%

Second Step Conversions
Polonia Bancorp, Inc., - PA*	11/13/12	PBCP-NASDAQ	$258	10.83%	0.81%	66%	$16.2	58%	132%	7.7%	N.A.	N.A.	6.8%	3.4%	8.4%	1.6%	0.00%
Malvern Bancorp, Inc., - PA*	10/12/12	MLVF-NASDAQ	$654	9.52%	2.27%	75%	$36.4	55%	132%	4.2%	N.A.	N.A.	0.0%	0.0%	0.0%	0.7%	0.00%
LaPorte Bancorp, Inc., - IN*	10/5/12	LPSB-NASDAQ	$479	12.06%	1.70%	59%	$27.1	55%	113%	4.9%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	2.00%

		Averages - Second Step Conversions:	$464	10.80%	1.59%	67%	$26.5	56%	126%	5.6%	N.A.	N.A.	4.9%	2.5%	6.1%	1.0%	0.67%
		Medians - Second Step Conversions:	$479	10.83%	1.70%	66%	$27.1	55%	132%	4.9%	N.A.	N.A.	6.8%	3.4%	8.4%	0.8%	0.00%

		Averages - All Conversions:	$336	10.77%	1.40%	252%	$25.9	78%	122%	6.3%	N.A.	N.A.	6.5%	3.2%	8.1%	5.8%	0.33%
		Medians - All Conversions:	$287	11.03%	1.70%	71%	$29.5	79%	132%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	2.9%	0.00%

			Pro Forma Data							Post-IPO Pricing Trends
Institutional Information			Pricing Ratios(2)(5)			Financial Charac.				Closing Price:
										First		After		After
	Conversion			Core		Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	P/TB	P/E	P/A	ROA	TE/A	ROE	Price	Day	Chge	Week(3)	Chge	Month(4)	Chge	11/23/12	Chge
			(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
Meetinghouse Bancorp, Inc. - MA*	11/20/12	MTGB-OTCBB	64.7%	53.8x	8.5%	0.2%	13.1%	1.2%	$10.00	$11.25	12.5%	$11.25	12.5%	$11.25	12.5%	$11.25	12.5%
Hamilton Bancorp, Inc. - MD*	10/10/12	HBK-NASDAQ	57.9%	NM	10.7%	-0.2%	18.6%	-0.9%	$10.00	$11.90	19.0%	$11.65	16.5%	$11.48	14.8%	$11.38	13.8%
Madison County Financial, Inc. - NE*	10/4/12	MCBK-NASDAQ	55.7%	10.1x	12.3%	1.2%	22.2%	5.4%	$10.00	$14.89	48.9%	$14.55	45.5%	$14.36	43.6%	$14.31	43.1%

		Averages - Standard Conversions:	59.4%	31.9x	10.5%	0.4%	17.9%	1.9%	$10.00	$12.68	26.8%	$12.48	24.8%	$12.36	23.6%	$12.31	23.1%
		Medians - Standard Conversions:	57.9%	31.9x	10.7%	0.2%	18.6%	1.2%	$10.00	$11.90	19.0%	$11.65	16.5%	$11.48	14.8%	$11.38	13.8%

Second Step Conversions
Polonia Bancorp, Inc., - PA*	11/13/12	PBCP-NASDAQ	68.1%	NM	10.4%	-0.1%	15.2%	-0.8%	$8.00	$7.90	-1.3%	$8.05	0.6%	$8.12	1.5%	$8.12	1.5%
Malvern Bancorp, Inc., - PA*	10/12/12	MLVF-NASDAQ	67.5%	134.24	9.5%	0.1%	14.1%	0.5%	$10.00	$11.00	10.0%	$10.73	7.3%	$10.65	6.5%	$10.31	3.1%
LaPorte Bancorp, Inc., - IN*	10/5/12	LPSB-NASDAQ	69.1%	14.11	9.9%	0.7%	14.6%	4.4%	$8.00	$8.80	10.0%	$8.65	8.1%	$8.70	8.7%	$8.75	9.4%

		Averages - Second Step Conversions:	68.2%	74.2x	9.9%	0.2%	14.6%	1.4%	$8.67	$9.23	6.3%	$9.14	5.4%	$9.16	5.6%	$9.06	4.7%
		Medians - Second Step Conversions:	68.1%	74.2x	9.9%	0.1%	14.6%	0.5%	$8.00	$8.80	10.0%	$8.65	7.3%	$8.70	6.5%	$8.75	3.1%

		Averages - All Conversions:	63.8%	53.0x	10.2%	0.3%	16.3%	1.6%	$9.33	$10.96	16.5%	$10.81	15.1%	$10.76	14.6%	$10.69	13.9%
		Medians - All Conversions:	66.1%	33.9x	10.1%	0.1%	14.9%	0.9%	$10.00	$11.13	11.3%	$10.99	10.3%	$10.95	10.6%	$10.78	10.9%

Note:  * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)  As a percent of MHC offering for MHC transactions.

(2)  Does not take into account the adoption of SOP 93-6.

(3)  Latest price if offering is less than one week old.

(4)  Latest price if offering is more than one week but less than one month old.

(5)  Mutual holding company pro forma data on full conversion basis.

(6)  Simultaneously completed acquisition of another financial institution.

(7)  Simultaneously converted to a commercial bank charter.

(8) Former credit union.

November 23, 2012

Table 6

Market Pricing Comparatives

As of November 23, 2012

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
		Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang. Eq./	NPAs/	Reported		Core
		Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

All Public Companies(7)
Averages		$13.15	$287.41	$0.25	$15.21	17.43x	86.18%	11.04%	92.30%	20.87x	$0.21	1.57%	23.66%	$2,461	12.45%	11.84%	3.34%	0.36%	2.77%	0.13%	0.27%
Medians		$12.72	$77.41	$0.36	$14.80	15.95x	81.69%	10.65%	85.10%	19.42x	$0.12	1.07%	0.00%	$779	12.36%	11.17%	2.48%	0.49%	3.78%	0.33%	2.68%

Comparable Group
Averages		$10.57	$47.55	$0.28	$15.20	13.62x	69.37%	12.17%	71.98%	14.90x	$0.05	0.58%	8.74%	$413	17.45%	16.93%	2.31%	0.44%	2.28%	0.34%	1.72%
Medians		$10.31	$45.69	$0.07	$14.81	13.62x	69.11%	10.83%	69.62%	14.90x	$0.00	0.00%	0.00%	$347	16.08%	15.20%	1.89%	0.12%	0.89%	0.07%	0.50%

Comparable Group
HBK	Hamilton Bancorp, Inc. of MD	$11.38	$42.14	$(0.16)	$18.05	NM	63.05%	12.14%	65.93%	NM	$0.00	0.00%	NM	$347	19.25%	18.57%	1.89%	-0.09%	-0.46%	-0.17%	-0.89%
LPSB	LaPorte Bancorp, Inc. of IN	$8.75	$53.80	$0.57	$13.00	14.34x	67.31%	10.83%	75.63%	15.35x	$0.16	1.83%	26.23%	$497	16.08%	14.58%	1.86%	0.75%	4.68%	0.70%	4.36%
MCBK	Madison County Financial of NE	$14.31	$45.69	$0.99	$18.40	12.89x	77.77%	17.57%	79.63%	14.45x	$0.00	0.00%	0.00%	$260	22.60%	22.18%	NA	1.36%	6.03%	1.22%	5.40%
MLVF	Malvern Bancorp, Inc. of PA	$10.31	$67.62	$0.07	$14.81	NM	69.62%	9.81%	69.62%	NM	$0.11	1.07%	NM	$689	14.10%	14.10%	3.17%	0.12%	0.89%	0.07%	0.50%
PBCP	Polonia Bancorp, Inc. of PA	$8.12	$28.51	$(0.09)	$11.75	NM	69.11%	10.51%	69.11%	NM	$0.00	0.00%	0.00%	$271	15.20%	15.20%	NA	0.04%	0.28%	-0.12%	-0.78%

(1)  Average of High/Low or Bid/Ask price per share.

(2)  EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)  P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)  Indicated 12 month dividend, based on last quarterly dividend declared.

(5)  Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)  ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)  Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:   SNL Financial, LC and RP Financial, LC. calculations.  The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

Summary of Adjustments

In the Original Appraisal, we made the following valuation adjustments to the Company’s pro forma market value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters	Valuation Adjustment

Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we noted that the Bank’s assets, loans and deposits have continued to decline, indicating a reduction in earnings potential for the balance sheet.  Also, the updated trailing twelve month recent operating results have slightly improved compared to the data shown in the Original Appraisal.  However, these changes were not deemed significant enough to warrant a change in the valuation parameters for financial condition or earnings prospects relative to the adjustments made in the Original Appraisal.  Additionally, the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

The most significant new information which we evaluated pertains to the changes in the general market for thrift stocks, which was mixed since the date of the Original Appraisal, as indicated by the increase recorded in the SNL Index for all publicly-traded thrifts and the generally lower updated pricing measures for all publicly-traded thrifts.  Comparatively, the updated pricing measures indicated lower earnings multiples, on average, for the Peer Group, and higher book value and assets ratios since the date of the Original Appraisal.  The two most recent standard conversion offerings closed their conversion transactions at the supermaximum of their respective offering ranges, while the third conversion closed just above the minimum, at a median pro forma P/TB ratio of 57.9% and reflected a median price increase of 13.8% from their IPO prices as of November 23, 2012.

Overall, taking into account the foregoing factors, we believe that an increase in Westbury’s estimated pro market value as set forth in the Original Appraisal is appropriate.

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the Federal and state regulatory agencies, we considered the three key pricing ratios in valuing Westbury’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.  In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Westbury’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions

(summarized in Exhibits 2 and 3).  In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, RP Financial concluded as of November 23, 2012, an increase in the aggregate pro forma market value of Westbury’s conversion stock is appropriate.  Therefore, as of November 23, 2012, the estimated aggregate pro forma value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, has been increased to $38,885,000 at the midpoint, equal to 3,888,500 shares offered at a per share value of $10.00.  The $10.00 per share price was determined by the Westbury Board.

In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal.  These are discussed below.

P/E Approach.  The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base.  In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company reported a loss equal to $3.7 million for the twelve months ended September 30, 2012, while core operating losses, assuming that non-operating gains on sale are excluded on a tax-effected basis, are equal to $4.1 million.

As examined in the Original Appraisal, five of the ten Peer Group also reported trailing twelve month operating losses, while the remaining five Peer Group companies reported modest operating returns such that only five Peer Group companies reported a meaningful Price/Earnings multiple.  Moreover, the Peer Group’s core earnings were higher such that only two Peer Group companies reported meaningful core earnings multiples.  At the same time, we have given consideration to the future impact of recent branch closures and expense provisions on the Company’s profitability and taken into account management’s belief that loan loss provisions may be lower in the future which may provide the impetus for future earnings growth.  In this regard, the Company reported positive income equal to $575,000 for the nine months ended September 30, 2012 (0.13% of assets on an annualized basis).  In summary, we have primarily relied on the remaining valuation approaches to derive the Company’s pro forma market value, but have given consideration to recent favorable earnings trends and impact of cost reductions as the benefits are fully realized into earnings for Westbury in evaluating the appropriate pro forma P/B, P/TB and P/A ratios.

P/B Approach.  The application of the P/B valuation method requires calculating Westbury’s pro forma market value by applying a valuation P/B ratio to the Company’s pro forma book value.  As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Peer Group.  As shown in Table 7, based on the $38.89 million midpoint valuation, Westbury’s P/B ratio of 49.73% was discounted by 16.9% relative to the Peer Group’s average P/B of 59.85%, as compared to a midpoint discount of 17.9% in the Original Appraisal.  Westbury’s P/TB ratio of 49.73% was at a discount of 18.5% relative to the Peer Group’s average P/TB of 60.98%, as compared to the midpoint discount of 19.7% in the Original Appraisal.  In comparison to the Peer Group median pricing ratios, based on the $38.89 million midpoint valuation, Westbury’s P/B ratio of 49.73% was discounted by

Table 7

Public Market Pricing Versus Peer Group

Westbury Bancorp, Inc.

As of November 23, 2012

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
		Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang. Eq./	NPAs/	Reported		Core		Offering
		Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Size
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
Westbury Bancorp, Inc.
Supermaximum		$10.00	$51.43	$(0.91)	$17.32	NM	57.74%	9.04%	57.74%	NM	$0.00	0.00%	0.00%	$569	15.66%	15.66%	3.39%	-0.75%	-4.82%	-0.82%	-5.23%	50.92
Maximum		$10.00	$44.72	$(1.02)	$18.61	NM	53.73%	7.95%	53.73%	NM	$0.00	0.00%	0.00%	$563	14.79%	14.79%	3.43%	-0.75%	-5.07%	-0.81%	-5.50%	44.28
Midpoint		$10.00	$38.89	$(1.16)	$20.11	NM	49.73%	6.97%	49.73%	NM	$0.00	0.00%	0.00%	$558	14.02%	14.02%	3.46%	-0.74%	-5.31%	-0.81%	-5.78%	38.50
Minimum		$10.00	$33.05	$(1.35)	$22.12	NM	45.21%	5.98%	45.21%	NM	$0.00	0.00%	0.00%	$553	13.23%	13.23%	3.49%	-0.74%	-5.59%	-0.81%	-6.09%	32.73

All Public Companies(7)
Averages		$13.15	$287.41	$0.25	$15.21	17.43x	86.18%	11.04%	92.30%	20.87x	$0.21	1.57%	23.66%	$2,461	12.45%	11.84%	3.34%	0.36%	2.77%	0.13%	0.27%
Median		$12.72	$77.41	$0.36	$14.80	15.95x	81.69%	10.65%	85.10%	19.42x	$0.12	1.07%	0.00%	$779	12.36%	11.17%	2.48%	0.49%	3.78%	0.33%	2.68%

All Non-MHC State of WI(7)
Averages		$4.97	$110.78	$0.02	$8.21	31.85x	62.78%	6.65%	62.94%	NM	$0.04	0.97%	61.54%	$1,509	10.61%	10.58%	2.60%	0.14%	1.25%	0.00%	0.01%
Medians		$4.97	$110.78	$0.02	$8.21	31.85x	62.78%	6.65%	62.94%	NM	$0.04	0.97%	61.54%	$1,509	10.61%	10.58%	2.60%	0.14%	1.25%	0.00%	0.01%

Comparable Group Averages
Averages		$6.06	$62.71	$(0.30)	$10.11	23.48x	59.85%	7.05%	60.98%	33.34x	$0.04	0.76%	12.60%	$944	12.04%	11.83%	4.24%	-0.04%	-1.12%	-0.34%	-4.09%
Medians		$5.08	$51.85	$0.02	$9.36	21.43x	58.78%	6.12%	61.49%	33.34x	$0.00	0.00%	0.00%	$712	10.61%	10.58%	3.99%	0.19%	1.83%	0.00%	-0.21%

State of Wisconsin
BKMU	Bank Mutual Corp of WI	$4.14	$191.79	$(0.05)	$5.87	31.85x	70.53%	7.72%	70.53%	NM	$0.08	1.93%	61.54%	$2,485	11.07%	11.06%	3.05%	0.24%	2.21%	-0.09%	-0.85%
CZWI	Citizens Comm Bncorp Inc of WI	$5.80	$29.77	$0.09	$10.54	NM	55.03%	5.58%	55.34%	NM	$0.00	0.00%	NM	$533	10.14%	10.09%	2.15%	0.03%	0.29%	0.09%	0.87%

Comparable Group
BKMU	Bank Mutual Corp of WI	$4.14	$191.79	$(0.05)	$5.87	31.85x	70.53%	7.72%	70.53%	NM	$0.08	1.93%	61.54%	$2,485	11.07%	11.06%	3.05%	0.24%	2.21%	-0.09%	-0.85%
CITZ	CFS Bancorp, Inc of Munster IN	$6.29	$68.41	$(0.98)	$9.94	NM	63.28%	6.12%	63.28%	NM	$0.04	0.64%	NM	$1,119	9.66%	9.66%	6.53%	-0.82%	-8.86%	-0.93%	-9.98%
CZWI	Citizens Comm Bncorp Inc of WI	$5.80	$29.77	$0.09	$10.54	NM	55.03%	5.58%	55.34%	NM	$0.00	0.00%	0.00%	$533	10.14%	10.09%	2.15%	0.03%	0.29%	0.09%	0.87%
FCLF	First Clover Leaf Fin Cp of IL	$6.00	$45.64	$0.15	$10.36	21.43x	57.92%	8.26%	68.26%	NM	$0.24	4.00%	NM	$552	14.27%	12.38%	3.78%	0.38%	2.72%	0.21%	1.46%
FFNM	First Fed of N. Michigan of MI	$4.36	$12.57	$0.11	$8.77	18.17x	49.71%	5.85%	50.11%	39.64x	$0.00	0.00%	0.00%	$215	11.77%	11.68%	3.73%	0.32%	2.78%	0.15%	1.27%
HMNF	HMN Financial, Inc. of MN	$2.80	$12.39	$(1.66)	$7.83	NM	35.76%	1.92%	35.76%	NM	$0.00	0.00%	NM	$644	9.30%	9.30%	7.38%	-0.78%	-9.40%	-1.01%	-12.20%
HFBC	HopFed Bancorp, Inc. of KY	$8.11	$60.85	$0.30	$13.99	14.23x	57.97%	6.11%	58.14%	27.03x	$0.08	0.99%	14.04%	$997	12.37%	12.33%	1.99%	0.41%	3.58%	0.22%	1.88%
PVFC	PVF Capital Corp. of Solon OH	$2.24	$58.06	$(0.30)	$2.81	NM	79.72%	7.45%	79.72%	NM	$0.00	0.00%	0.00%	$779	9.35%	9.35%	4.98%	0.13%	1.47%	-0.98%	-11.03%
UCFC	United Community Fin. of OH	$3.11	$102.29	$(0.72)	$5.22	NM	59.58%	5.59%	59.69%	NM	$0.00	0.00%	NM	$1,831	9.38%	9.36%	4.57%	-0.77%	-8.14%	-1.20%	-12.74%
WBKC	Wolverine Bancorp, Inc. of MI	$17.75	$45.30	$0.11	$25.74	31.70x	68.96%	15.93%	68.96%	NM	$0.00	0.00%	0.00%	$284	23.11%	23.11%	4.19%	0.49%	2.19%	0.10%	0.43%

(1)  Average of High/Low or Bid/Ask price per share.

(2)  EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)  P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)  Indicated 12 month dividend, based on last quarterly dividend declared.

(5)  Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)  ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)  Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:  Corporate reports, offering circulars, and RP Financial, LC. calculations.  The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

15.4% relative to the Peer Group’s median P/B of 58.78%, as compared to a midpoint discount of 17.9% in the Original Appraisal.  Westbury’s P/TB ratio of 49.73% at the midpoint valuation was at a discount of 19.1% relative to the Peer Group’s median P/TB of 61.49%, as compared to the midpoint discount of 18.2% in the Original Appraisal.  At the top of the super range, the Company’s P/B and P/TB ratios equaled 57.74% and were discounted by 3.5% and 5.3% relative to the Peer Group P/B and P/TB averages and by 1.8% and 6.1% relative to the Peer Group P/B and P/TB medians.  In the Original Appraisal, the Company’s P/B and P/TB ratios at the top of the super range equaled 54.79% and were discounted by 4.1% and 4.0% relative to the Peer Group P/B and P/TB averages and by 4.0% and 4.4% relative to the Peer Group medians.

P/A Approach.  The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases.  In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein.  At the $38.89 million midpoint valuation, Westbury’s value equaled 6.97% of pro forma assets.  Comparatively, the Peer Group companies exhibited an average P/A ratio of 7.05%, which implies a discount of 1.1%, as compared to a discount of 5.5% in the Original Appraisal. In comparison to the median price/assets ratio of the Peer Group of 6.12%, at the $38.89 million midpoint valuation, the Company’s value implied a premium of 13.9%, as compared to a premium of 10.0% in the Original Appraisal.

Valuation Conclusion

We have concluded that the Company’s estimated pro forma market value should be increased since the date of the Original Appraisal.  Based on the foregoing, it is our opinion, as of November 23, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $38,885,000 at the midpoint, equal to 3,888,500 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $33,052,250 and a maximum value of $44,717,750.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,305,225 at the minimum and 4,471,775 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $51,425,418 without a resolicitation.  Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 5,142,541.  Based on this updated valuation range, the offering range is as follows:  $32,725,000 at the minimum, $38,500,000 at the midpoint, $44,275,000 at the maximum and $50,916,250 at the supermaximum.  Based on the $10.00 per share offering price, the number of offering shares is as follows:  3,272,500 at the minimum, 3,850,000 at the midpoint, 4,427,500 at the maximum and 5,091,625 at the supermaximum.  The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 2 and Exhibit 3.

Respectfully submitted,
RP® FINANCIAL, LC.

James P. Hennessey
Director